Three Allen Center

333 Clay Street, Suite 3300

Houston, Texas 77002

February 25, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Talos Energy Inc.
Information Statement on Form PREM14C
Filed January 30, 2020
File No. 001-38497

Ladies and Gentlemen:

Set forth below are the responses of Talos Energy Inc. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 13, 2020, with respect to the Company’s Information Statement on Form PREM14C, File No. 001-38497, filed with the Commission on January 30, 2020 (the “Information Statement”). In connection with this letter, we are filing today an amendment to the Information Statement on Form PRER14C (“Amendment No. 1”) via EDGAR. We are also separately furnishing to the Staff six courtesy copies of Amendment No. 1, marked to show the changes made to our disclosures since the initial filing of the Information Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to them in the Information Statement.

Information Statement on Form PREM14C filed January 30, 2020

The Transactions, page 20

1.	Please revise to disclose the financial projections and assumptions underlying the financial projections used by Guggenheim Securities in connection with its fairness opinion.

RESPONSE: We have revised the Information Statement to disclose the financial projections and assumptions underlying the financial projections used by Guggenheim Securities in connection with its fairness opinion. See the section of Amendment No. 1 entitled “The Transactions—Unaudited Forecasted Financial Information,” beginning on page 25 of Amendment No. 1.

Securities and Exchange Commission

February 25, 2020

Opinion of Guggenheim Securities, LLC

Summary of Financial Analyses, page 28

2.

Please revise to disclose the data underlying the results described in each analysis prepared by Guggenheim Securities and to show how that information resulted in the multiples and/or values disclosed. For example, disclose the criteria used to select the companies and transactions for the Selected Publicly Traded Companies and Selected Precedent Merger and Acquisition Transaction Analyses, whether any companies and transactions that met the criteria were excluded and, if so, the rationale for such exclusion, and the trading and financial metrics for each company and precedent merger and acquisition transaction.

RESPONSE: We have revised the Information Statement to disclose the data underlying the results described in each analysis prepared by Guggenheim Securities and to show how that information resulted in the values disclosed. See pages 38, 39 and 42 of Amendment No. 1.

3.

Please revise to explain in greater detail the weighted average cost of capital calculations and the range of discount rates underlying the discounted cash flow analyses on pages 32 and 35. In addition, please expand your disclosure to discuss the key assumptions used in your analyses.

RESPONSE: We have revised the Information Statement to explain in greater detail the weighted average costs of capital calculations and the range of discount rates underlying the discounted cash flow analyses and have expanded our disclosure to discuss the key assumptions used in our analyses. See pages 38 and 41 of Amendment No. 1.

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Securities and Exchange Commission

February 25, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours, TALOS ENERGY INC.

By:	/s/ Timothy S. Duncan
Name:	Timothy S. Duncan
Title:	Chief Executive Officer and President

Enclosures

cc:	William Moss, Talos Energy Inc.
Ramey Layne, Vinson & Elkins L.L.P.